CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 14, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re: Orchard Rx Ltd

Draft Registration Statement on Form F-1

Submitted August 6, 2018

CIK No. 0001748907

Dear Ms. Paik:

This letter is submitted on behalf of Orchard Rx Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form F-1 confidentially submitted on August 6, 2018 (the “Draft Registration Statement”), as set forth in your letter dated September 5, 2018 addressed to Mark Rothera, President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the prospectus included in Amendment No. 1 (the “Prospectus”). All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Prospectus.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form F-1 Filed August 6, 2018

Prospectus Summary

Overview, Page 1

COMMENT NO. 1: We note your statement on page 21 that you may not have access to the most recent clinical data or the most recent clinical data may be limited or incomplete. For each your clinical stage product candidates, clarify whether the trail is still ongoing, the date of the most recent clinical data and whether you are aware of any limitation of the data.

RESPONSE: The Company advises the Staff that it has removed the clinical data disclosure on page 3 for each of OTL-101, OTL-200 and OTL-103 in response to the Staff’s comment, and has revised the clinical disclosure in the “Business” section beginning on page 142 of the Prospectus to more clearly describe the status of each clinical trial.

Specifically, these disclosures have been revised to clarify that: (i) in the registrational trial at UCLA for OTL-101, all patients have completed the applicable primary endpoint measurement date at 12 months’ post-treatment, (ii) in the registrational trial at San Raffaele Hospital for OTL-200, all patients have completed the applicable primary endpoint measurement date at 24 months’ post-treatment, and (iii) in the registrational trial at San Raffaele Hospital for OTL-103, the final patient is expected to complete the applicable primary endpoint measurement date at 36 months’ post-treatment by the end of September 2018. These disclosures also clarify that, for each of these programs, supportive trials (that is, trials conducted for the purpose of demonstrating comparability of drug product) and additional trials (that is, trials for which clinical data will not be pooled with data from a registrational trial for purposes of establishing efficacy in any marketing authorization application but will be included as part of the overall clinical package in such submission) are ongoing.

COMMENT NO. 2: Please further revise the discussion of OTL-103 to replace the statement that patients have experienced a clinically meaningful reduction in bleeding and infection to present the data you used to draw this conclusion.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 3 of the Prospectus to remove the reference to clinically meaningful reduction in bleeding and infection.

COMMENT NO. 3: We note that you provide the maximum survival follow-up data for each of your commercial and development stage products and product candidates in your tables on pages 4 and 136. To put these figures in context, please also provide for each product or product candidate the range of treatment duration of all patients in the studies and the average survival rate of untreated patients.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 4 and 144 of the Prospectus in response to the Staff’s comment. Specifically, the table has been revised to disclose both the minimum and maximum follow-up period for each product candidate, and the average survival rates of untreated patients have been included in a footnote to the table.

COMMENT NO. 4: Please revise this section to disclose that you purchased rights to Strimvelis, OTL-200 for MLD, OTL-103 for WAS and OTL-300 for TDBT from GSK in April 2018.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 2 in response to the Staff’s comment.

COMMENT NO. 5: We note your disclosure on page 3 regarding your plans to submit OTL-101, OTL-200 and OTL-103 for regulatory approval in the next three years. Please revise your disclosure to discuss any additional steps you must take prior to submitting each product candidate for regulatory approval. Additionally, discuss any differences between your clinical trials and the FDA /EMA requirements and the possibility that the FDA/EMA may require additional clinical trials, a different trial design or a longer follow up period.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 2, 3, 143, 151, 157, 162, 165, 172 and 173 in response to the Staff’s comment.

COMMENT NO. 6: Revise the description of OTL-200 on page 3 to replace your statement that patients experienced sustained expression of the ARSA enzyme and significant long-term motor and cognitive improvements in most patients to describe the clinical trial endpoints related to the expression of ARSA enzyme and the motor and cognitive improvements and a summary of your observations. To the extent any statistical analyses were performed, these should be discussed in the business section.

RESPONSE: The Company advises the Staff that it has removed the disclosure on page 3 of specific trial data for the ongoing trials for OTL-200 in response to the Staff’s comment. The clinical data derived from clinical trials of OTL-200 is disclosed in the “Business” section beginning on page 159 of the Draft Registration Statement.

COMMENT NO. 7: We note your statement on page 3 that OTL-103 has achieved am overall survival rate of 100% in eight patients with a follow up of up to eight years post treatment. Are the additional seven patients included in the table on page 4 compassionate use patients? If any of these additional seven patients were trial participants, please explain why they are not counted in your statement about the results of the trial. If they are compassionate use patients, please explain whether you have data about their results. If you do not, please explain why.

RESPONSE: The Company advises the Staff that the patients included in the table include compassionate use patients, as noted in footnote (1). The table is intended to summarize the total number of patients treated with the Company’s product candidate across all clinical programs, including compassionate use patients. The Company further advises the Staff that, for each clinical program, including OTL-103, the Company has disclosed in the “Business” section beginning on page 142 of the Prospectus the number of patients treated in each clinical trial, including the number of patients treated under compassionate use.

With respect to each of the Company’s registrational-stage clinical programs (i.e., OTL-101, OTL-200 and OTL-103), efficacy data is presented from patients enrolled in the registrational trial only, since these are the data that are expected to form the basis of a regulatory submission. Safety data is presented from all clinical trials, including supportive clinical trials and including data from compassionate use patients.

The Company advises the Staff that, for each of these clinical programs, new disclosure has been added under the sub-heading “—Regulatory Pathway” to describe the Company’s current expectations as to the requirements for any regulatory submission, based on ongoing dialogue with the applicable regulatory authorities. Cross-references to these sections have also been added to the disclosure on page 3 of the Prospectus.

COMMENT NO. 8: We note your disclosure on page 144 that the EMA approved Strimvelis in May 2016 for treatment of children with ADA-SCID with no suitable HLA-matched stem cell donor. Please specify in your description of Strimvelis in this section that EMA approval is limited to the treatment of children with ADA-SCID with no suitable HLA-matched stem cell donor.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 3 in response to the Staff’s comment.

COMMENT NO. 9: Please expand your disclosure on page 3 to discuss all serious adverse events observed in your ongoing trials for OTL-101, OTL-200 and OTL-103.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 3 to remove the disclosure of specific clinical data for the ongoing trials for OTL-101, OTL-200 and OTL-103 in response to the Staff’s comment. The clinical data for each of these clinical trials is disclosed in the “Business” section beginning on page 142 of the Draft Registration Statement.

COMMENT NO. 10: Throughout your document you make conclusory statements regarding the safety and efficacy of your product candidates. For example:

•	On page 1: “...clinical stage product candidates have accumulated compelling durable efficacy and safety data.”

•	On page 2; “our long term clinical follow up across multiple diseases and vectors carrying different genes supports the safety of our autologous ex vivo gene therapy approach.”

•

On page 3: “OTL-200 has evidenced sustained expression of the deficient ARSA enzyme, with significant long term motor and cognitive improvements in most patients. These results exhibit the ability of our approach to target complex diseases which involve the central nervous system;” OTL-103 “clinically meaningful reductions in bleeding events and infections observed;” “our clinical stage programs...continue to generate favorable safety and efficacy data in initial clinical trials.”

•	On page 135: “Three of our clinical-stage product candidates are currently in registrational trials and have shown compelling efficacy and safety data...;”

•	On page 140: “Durable and sustained clinical benefit has been observed...”

Statements regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statements noted, to eliminate your conclusions or any suggestions that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of granting approval by the FDA or comparable agency. You may present the objective data from the clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.

RESPONSE: The Company advises the Staff that it has revised its statements regarding efficacy and safety throughout the document, including the statements noted above in the Staff’s comment, in response to the Staff’s comment.

COMMENT NO. 11: Additionally, we note your statements about the long-term safety and efficacy appear to contradict your statement on page 22 that there is limited data concerning the safety and efficacy following treatment with your product candidates. Please revise your disclosure to address these inconsistencies.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 1 and 2 in response to the Staff’s comment.

COMMENT NO. 12: With respect to table on page 2, please explain the following:

•	the distinction between “Preclinical” and “Clinical proof of concept;” and

•	the meaning of “registrational trial.”

Additionally, revise the table to include separate columns for Phase I, Phase II and Phase III clinical trials and disclose the current trial phase in the discussion section. Alternatively, tell us why you believe that “registrational trial” is a better description of the current developmental stage for each of your product candidates. This explanation should address whether you are relying on an approval process that differs from your discussion on pages 169-172 and how the stage of development and the process compares to the competitive approaches presented on page 167.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 2, 151, 172, 173 and 185 in response to the Staff’s comment.

COMMENT NO. 13: Please explain the basis for your belief that the total addressable market potential in the diseases underlying your five lead programs could be greater than $2 billion annually. Your response should include your material assumptions underlying this prediction.

RESPONSE: The Company advises the Staff that, in assessing future market opportunity for its five lead rare disease programs, it has taken into account current epidemiology assessments of the applicable diseases, current thinking of pricing and reimbursement for gene therapies approved to date and considerations for the countries where rare disease therapies have a history of sales potential. In particular, the Company has developed an understanding of the epidemiology of disease against treatable patient populations in target global markets taking into account peer-reviewed scientific literature, the understanding of key opinion leaders in each disease space as well as other reported data sets such as patient registries. This analysis resulted in an estimated annual incidence of between 1,000 and 2,000 new patients diagnosed each year in those target markets where the Company believes its gene therapy products could be reimbursed. The incidence rates for each of the five lead programs are cited in the “Business Section” of the Prospectus. In addition to the incidence rates, several of the diseases for which the Company is developing treatments have a prevalent population of patients totaling several thousand each. Taking these data, the Company then considered the incident population of patients each year and a small percentage of the prevalent population to estimate the total number of patients eligible for treatment in its target markets. This total addressable market of patients was then multiplied by a range of prices the Company believes are representative of the value that payers (both public and private) have demonstrated a willingness to reimburse for chronically administered therapies in rare diseases. This resulted in a total addressable market of greater than $2 billion even assuming the Company’s most conservative estimates of incidence, prevalence and price.

Set forth on Annex A attached hereto is a numerical illustration of the above-described analysis. Because of the financially sensitive nature of the information set forth in Annex A, the Company requests confidential treatment under 17 C.F.R. § 200.83 of such information and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

Implications of being an emerging growth company and a foreign private issuer, page 6

COMMENT NO. 14: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that it is supplementally providing the Staff with copies of investor presentations that were distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Favorable results from compassionate use programs may not establish proof-of-concept, and the FDA or other regulatory authorities may not accept compassionate use data as sufficient clinical validation in support of our regulatory approval efforts, page 22

COMMENT NO. 15: To the extent that any of the results presented in the Summary or Business sections are the results of compassionate use programs, please revise the discussion to identify the results as such.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 4, 144,153 and 161 in response to the Staff’s comment. The Company also directs the Staff’s attention to its disclosures in the Business section on pages 157, 159, 162, 163, 165, 166 and 168, where the Company expressly indicates where results include data from patients in a compassionate use program.

Capitalization, page 106

COMMENT NO. 16: You disclose on page 106 that the capitalization table on a pro forma basis gives effect to the conversion of all outstanding preferred shares as of December 31, 2017 into an aggregate of 41,581,513 ordinary shares upon the closing of this offering. You also disclose on page 105 that the conversion ratio of each class of preferred shares of Orchard Therapeutics plc into ordinary shares of Orchard Therapeutics plc will be determined based on the final price per ADS in this offering. In this regard, it is not clear how the conversion of the preferred shares presented in the capitalization table was calculated. Please advise.

RESPONSE: The Company advises the Staff that the preferred shares convert to ordinary shares at a 1:1 ratio, and it has revised its disclosures on page 108 in response to the Staff’s comment.

COMMENT NO. 17: Please revise all pro forma balance adjustments to present them on a gross rather than a net basis. In this regard, we note that the adjustments to cash and equity accounts are comprised of multiple pro forma adjustments. Each adjustment should be separately presented and disclosed. This same comment also applies to pro forma consolidated balance sheet data on page 11 as applicable.

RESPONSE: The Company advises the Staff that in response to the Staff’s comment, the Company has revised the pro forma balance adjustments included in the capitalization section on page 108 of the Amended DRS and the consolidated financial data section on page 114 of the Amended DRS to present and disclose each adjustment separately on a gross basis.

COMMENT NO. 18: Please revise the table in this section to reflect your capitalization as of a date no earlier than 60 days prior to the date of your registration statement. Refer to Item 3.B of Part I of Form 20-F, and Item 4 of Part I of Form F-1.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosures on page 108 to update the capitalization table with information as of June 30, 2018, the date of the Company’s most recent consolidated balance sheet, consistent with FRM Topic 6270. Any significant changes in capitalization after June 30, 2018, such as the sale of our Series C preferred shares in August 2018, are reflected in the “pro forma” column in the table. The Company further undertakes to update the table on page 108 to reflect its capitalization as of a date no earlier than 60 days prior to the date of the registration statement prior to effectiveness.

Dilution, page 108

COMMENT NO. 19: Please revise the dilution table to separately present the pro forma impact of the corporate reorganization and the offering so that readers could understand the impact of each of these transactions. Also disclose in the footnote the total number of shares of common stock outstanding used to calculate each pro forma net tangible book value. Refer to Instruction (6) related to Item 11-02-02(b)(6) of Regulation S-X.

RESPONSE: The Company advises the Staff that, in response to the Staff’s comment, the Company has revised the dilution table on page 111 to separately present the pro forma impact of the corporate reorganization and the offering. The Company will disclose in the footnote the total number of ordinary shares outstanding used to calculate each pro forma net tangible book value once the conversion rates related to the corporate reorganization have been determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 113

COMMENT NO. 20: We note your disclosure on page 114 that under the GSK Agreement, you are required to make Strimvelis commercially available in the European Union until such time as an alternative gene therapy, such as your OTL-101 product candidate, is commercially available for patients in the European Union. Please clarify in your disclosure whether you intend to continue to sell Strimvelis once OTL-101 is commercially available in the European Union.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 117 and 176 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Income tax (Expense) Benefit, page 118

COMMENT NO. 21: You disclose here that your income tax credit recognized represents the sum of the R&D tax credits recoverable in the United Kingdom and income tax payable in the United States. You also disclose on page 131 that you record U.K. R&D tax credits as a reduction to R&D expense in the year in which the expenditures were incurred. To the extent you classify part of your U.K. tax credits as R&D expenses and part as income tax benefits, please revise to clearly disclose the fact. In addition, disclose whether the tax credits depend on your generation of future taxable income or your ongoing tax status or tax positon, and how you determine the classification of these R&D tax credits between R&D expense and income tax benefits.

RESPONSE: The Company advises the Staff that it has revised the disclosures on pages 121, 139 and F-14 in response to the Staff’s comment.

Share-Based Compensation, page 128

COMMENT NO. 22: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide an analysis of its determination of the fair value of the ordinary shares underlying its equity issuances and the reasons for any differences between the valuations of its ordinary shares leading up to the IPO and the estimated offering price once the Company has an estimated offering price range.

Business

Our Strategy, page 141

COMMENT NO. 23: We note your disclosure on page 141 that your programs OTL-200 for MLD and OTL-103 for WAS have both achieved their primary endpoints in registrational trials. We also note your disclosure elsewhere that your clinical trials for OTL-200 for MLD and OTL-103 for WAS are ongoing and not complete. Please revise your disclosure here to clarify that you have not completed the registrational trials for these programs.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 149 in response to the Staff’s comment.

COMMENT NO. 24: Please revise the first bullet point to put into context your statement concerning your goal to “rapidly advance” your five clinical-stage product candidates towards marketing approval and “rapidly progress” OTL-102 and OTL-300 through clinical development to regulatory filing. In this regard, we note your risk factor disclosures on pages 20 -24 which indicates that you may need to perform additional clinical trials and clinical testing is expensive, time-consuming and uncertain as to outcome and that you may find it difficult to enroll patients in your clinical trials, which could delay or prevent you from proceeding with clinical trials of your product candidates.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 149 in response to the Staff’s comment.

Supportive Trial with GOSH, page 146

COMMENT NO. 25: Please identify on page 147 the one SAE that was assessed as being possibly related to protocol treatment or procedures.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 157 in response to the Staff’s comment.

Ongoing Clinical Trial with UCLA (with Cryopreserved Formulation), page 147

COMMENT NO. 26: Please revise to disclose how many patients you expect to evaluate as part of your comparability analysis.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 155 in response to the Staff’s comment.

License Agreements, page 164

COMMENT NO. 27: Please describe the material terms of and file as exhibits the license, development and supply agreement with Oxford Biomedica, the UCLB/UCLA License Agreement and the license agreement with Généthon, or tell us why they are not material to your business. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’ comment and advises the Staff that the Company has updated its disclosures on pages 179 and 180 to disclose the material terms of the Company’s license, development and supply agreement with Oxford BioMedica and the UCLB/UCLA License Agreement and has filed a redacted copy of the UCLB/UCLA License Agreement as Exhibit 10.10 to the Draft Registration Statement. The Company also undertakes to file a redacted copy of the license, development and supply agreement with Oxford BioMedica with a pre-effective amendment to the Draft Registration Statement.

Further in response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the license agreement with Généthon is a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10), a registrant is required to file every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

The Company respectfully advises the Staff that the Company has determined that the Généthon agreement is not a material contract for purposes of Item 601(b)(10) because it is not required for the conduct of the Company’s core business. The Généthon agreement relates to one of the Company’s eight product and product candidates disclosed in the Draft Registration Statement, reflecting the Company’s portfolio approach to product development and collaborations. That is, the Company has a strategy to develop multiple product candidates such that it is not substantially dependent on any one product candidate or collaboration. The Company’s product candidate OTL-102 for the treatment of X-linked chronic granulomatous disease, covered by the Généthon agreement, is an early-stage clinical asset for which the Company has not yet established clinical proof-of-concept to advance into registrational trials. As noted in the Draft Registration Statement, there is significant risk associated with drug development generally, especially early-stage product candidates for which initial clinical trials are ongoing. Importantly, to date, only five patients have been treated in an investigator-sponsored clinical trial in the United States and only three patients have been treated in an investigator-sponsored clinical trial in Europe. Enrollment and follow-up in each of these initial clinical trials is ongoing, and this product candidate will likely need to complete additional clinical trials before regulatory approval and commercialization occurs. All milestone payments payable under the Généthon agreement are contingent upon regulatory approvals, which are unlikely to occur in the near-term. Royalties under the agreement would only be payable to the Company upon commercialization of OTL-102. Because of the Company’s reliance on its commercial product and three lead product candidates, and the relative early-stage of OTL-102, the product candidate subject to the Généthon agreement, the Company respectfully advises the Staff that it does not believe filing the Généthon agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Draft Registration Statement.

Finally, the Company advises the Staff that it will continue to evaluate in future periods whether the Généthon agreement satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, the agreement might satisfy the Item 601(b)(10) test in the event that OTL-102 advances into later-stage clinical trials or achieves regulatory approval, as a result of which the Company would be obligated make milestone and royalty payments under the agreement.

COMMENT NO. 28: Please revise the description of your agreement with GSK to provide the range of the tiered royalties for the MLD and WAS products and provide more specific information about the highest royalty tier for TDBT sales, such as teens, twenties, thirties, etc.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 130, 176, 213, and F-39 in response to the Staff’s comment.

Related Party Transactions, page 200

COMMENT NO. 29: Please file the transitional services agreement with GSK entered into on April 11, 2018, or tell us the basis for your belief that it is not required. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it does not believe that the transitional services agreement with GSK is a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10), a registrant is required to file every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. The Company respectfully advises the Staff that the Company has determined that the transitional services agreement with GSK agreement is not a material contract for purposes of Item 601(b)(10) because it is not required for the conduct of the Company’s core business. The transitional services agreement was entered into merely to facilitate and expedite the transfer of assets that the Company acquired pursuant to the asset purchase and license agreement, dated April 11, 2018, by and between the Company and GSK. The obligations of each of GSK and the Company under the transitional services agreement are ancillary and transient in nature, expiring in December 2018. The agreement does not confer any rights to the Company that are important to the operation of the Company’s core business; all such rights were instead conferred pursuant to the GSK asset purchase and license agreement, which the Company has described in the Draft Registration Statement and filed as Exhibit 2.1 thereto. For the foregoing reasons, the Company respectfully advises the Staff that it does not believe filing the GSK transitional services agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Draft Registration Statement.

Registration Rights, page 207

COMMENT NO. 30: You disclose that upon completion of the offering, the holders of the shares of your ordinary share issuable upon the conversion of your preferred shares will be entitled to registration rights. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreements or additional penalties that may result from delays in registering these securities. Refer to ASC 825-20-50-1.

RESPONSE: The Company advises the Staff that the registration rights agreement does not provide for any cash penalties or any other specific penalties that would result from delays in registering the Company’s ordinary shares.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 236

COMMENT NO. 31: We note your disclosure that as a party to the deposit agreement, investors waive their rights to trial by jury in any legal proceeding arising out of the deposit agreement or the ADRs against the company and/or the depositary. Please provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder and ensure that the deposit agreement includes a specific statement to that effect.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 87, 88 and 249 in response to the Staff’s comment.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

COMMENT NO. 32: Please tell us what consideration was given to including pro forma earnings per share information on the face of your historical financial statements to give effect to the corporate reorganization. Refer to SAB Topic 4:C. In addition, please revise to include pro forma earnings per share in your summary selected financial data on page 11.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the face of its historical financial statements for the year ended December 31, 2017 and for the six months ended June 30, 2018, to reflect the pro forma impact of the conversion of all outstanding convertible preferred shares into ordinary shares. The Company has also disclosed in Note 10 - “Net loss per share” to the audited consolidated financial statements and in Note 10 to the unaudited condensed consolidated financial statements additional information about the weighted average number of ordinary shares used in those calculations.

The Company has considered SAB Topic 4:C and advises the Staff that it will disclose pro forma earnings per share information on the face of the historical income statements to give effect to the potential reverse split of its ordinary shares in connection with the corporate reorganization as described on page 9. The Company will reflect this pro forma impact for all periods presented once the expected ratio of the reverse split is known.

2. Summary of Significant Accounting Policies

Segment Information, page F-11

COMMENT NO. 33: You disclose that you operate as a single operating segment. Please tell us and disclose how you have assessed whether your two geographic regions, the United Kingdom and United States, represent operating segments under ASC 280-10-50-1. Describe the frequency and contents of the discreet financial information for the geographic regions that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance. Please also revise to include entity-wide information about geographic areas. Refer to ASC 280-10-50-38 through 42 as applicable.

RESPONSE: The Company respectfully advises the Staff that the Company has assessed whether its two geographic regions, the United Kingdom and the United States, represent operating segments under ASC 280-10-50-1. Our CODM reviews monthly financial statements and our annual budget, each of which are prepared at a consolidated level only – there is no breakout of costs by geographic region in any information provided to the CODM. Decisions about resources to be allocated and assessment of performance are therefore only made on a consolidated basis. Accordingly, the Company concluded that its two geographic regions constituted one operating segment.

The Company respectfully advises the Staff that it had considered the disclosure requirements of ASC 280-10-50-38 through 42 and concluded the disclosure to be immaterial to the financial statements. On reflection of the Staff’s comment the Company has revised its disclosure on page F-11 to include entity-wide information about geographic areas, as applicable, and will continue to include the disclosure in its annual financial statements.

General

COMMENT NO. 34: Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and informs the Staff that it has not yet determined what graphics, visual, or photographic information it intends to use in its prospectus. The Company undertakes to include any additional graphics, visual, or photographic information in a future pre-effective amendment to the Draft Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-3953.

Sincerely,

/s/ Michael H. Bison
Michael H. Bison, Esq.
Goodwin Procter LLP

cc:	Mark Rothera, Orchard Rx Limited

Frank E. Thomas, Orchard Rx Limited

John Ilett, Orchard Rx Limited

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Courtney Hetrick, Esq., Goodwin Procter LLP

Annex A

[***]